UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017081

NO ACT
P.E 1-8-03
1-32-2332

March 10, 2003

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

Act 1934
Section
Rule 14A-8
Public
Availability 3/10/2003

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 8, 2003

Dear Mr. Horan:

This is in response to your letter dated January 8, 2003 concerning the shareholder proposal submitted to J.P. Morgan Chase by Chris Rossi. We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CR

JPMorganChase

Anthony J. Horan

Corporate Secretary
Senior Vice President
Office of the Secretary

January 8, 2003

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: John Chevedden, as representative for Chris Rossi

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by John Chevedden, on behalf of Chris Rossi (the "Proponent"), by fax dated October 1, 2002 (the "Proposal"). The Proposal is attached hereto at Exhibit A.

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(3).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 20, 2003, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2003. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal is "False and Misleading"– Rule 14a-8(i)(3)

The Proposal recommends that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. The Proponent has also included several statements in support of this Proposal.

The Company believes that the following supporting statements may be excluded in their entirety under Rule 14a-8(i)(3) because they are contrary to the Commission's proxy rules, which prohibit the inclusion of statements in the proxy materials that are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading. See Pharmacia Corporation (available March 7, 2002). The Company recognizes that the Staff does permit the exclusion of an entire proposal if the "proposal and supporting statement will require detailed and extensive editing in order to bring them in compliance with the proxy rules." Division of Corporate Finance, Staff Legal Bulletin No. 14 (available July 13, 2001). Although we believe that the Proposal submitted to the Company is so compromised by false and misleading statements that the revisions that would be necessary to bring the Proposal into compliance with the Commission's proxy rules are simply not minor in nature, in light of the Staff's recently expressed view on this identical Proposal, we request that the following supporting statements be excluded in their entirety pursuant to Rule 14a-8(i)(3). See Hewlett-Packard Company (available December 17, 2002); Allegheny Energy, Inc. (available December 24, 2002); and UST Inc. (available December 26, 2002).

First, the heading to the Proposal included by the Proponent is misleading and it should be deleted pursuant to Rule 14a-8(i)(3). The statement, "[t]his topic won an average 60%-yes vote at 50 companies in 2002" is unsupported and misleading to stockholders. It is unclear from this statement what is intended by the term "topic", how the percentage quoted was calculated and which companies were included in the sample. Nonetheless, it is presented as fact without providing the stockholders any way to verify the factual statement. Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, which is unrelated to the statement itself, is simply misleading. The Staff has consistently recognized that similar unsupported assertions may be omitted unless the proponent revises the unsupported statement to provide factual support. See Pharmacia Corporation (available March 7, 2002); Minnesota Mining and Manufacturing Company (available March 18, 2002); Sabre Holdings Corporation (available, March 18, 2002); and Exxon Mobil Corporation (available March 26, 2002). In fact, the Staff directed Mr. Chevedden "to provide a citation to a specific source" for this exact sentence in two recent SEC No-Action Letters. See UST Inc. (available December 26, 2002); and Hewlett-Packard Company (available December 17, 2002). The failure of the Proponent to provide accurate information and complete citations renders this heading statement misleading and it may be excluded from our Proxy Materials pursuant to Rule 14a-8(i)(3).

If the Staff is unable to concur in our view that the Company may exclude the title "[t]his topic won an average 60%-yes vote at 50 companies in 2002," then the Company respectfully requests that the Staff direct the Proponent to move the statement so that it is clear that it is part of the supporting statement. The current placement of the statement is misleading because a stockholder could improperly conclude that the Company included this heading.

Second, the reference to "any poison pill previously issued" is misleading and it should be deleted pursuant to Rule 14a-8(i)(3). The Company does not currently have a poison pill or, as it is more appropriately known, a shareholder rights plan. The Proposal's reference to a current poison pill is confusing and misleading because it could improperly lead stockholders voting on the Proposal to conclude that the Company currently has a poison pill in place. The Staff has recognized that references to a non-existing shareholder rights plan may be excluded as false and misleading. Commenting on a very similar proposal to the one that is at issue in this case, the Staff stated that "[t]here appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials in reliance of Rule 14a-8(c)(3) to the extent that the proposal applies to rights plans which, in fact, do not currently exist." See Fluor Corporation (available January 15, 1997). Similarly, the Staff should direct the Proponent to revise the Proposal to delete the references to "poison pills previously issued" as misleading under Rule 14a-8(i)(3).

Third, the first paragraph of the supporting statement beginning with "Harvard Report" and ending with "performance from 1990 to 1999" is misleading. The Proponent refers to a "study" in support of his assertions in this first paragraph, however, he fails to provide the title of the study, the date of the study or page references in support of the factual statements made. Instead, the Proponent relies on the mere mention of Harvard's Business School and the University of Pennsylvania's Wharton School to lend credibility to his statements. This reliance is misplaced, and the failure of the Proponent to provide accurate and complete citations renders the statements in this paragraph misleading. Because the statements in this paragraph are not properly documented, a stockholder could improperly assume that the study supports the Proposal. The Proponent is obligated to provide a stockholder considering this Proposal with accurate and complete information so that the stockholder can reach an informed decision before voting on the Proposal. The Staff directed Mr. Chevedden "to provide factual support in the form of a citation to the specific study and publication date" for this entire paragraph in two recent No-Action Letters. See Hewlett-Packard Company (available December 17, 2002) and UST Inc. (available December 26, 2002). In accordance with the Staff's recently expressed view, this paragraph, including the heading "Harvard Report," should be excluded in its entirety as materially false or misleading under Rule 14a-8(i)(3).

Fourth, the entire second paragraph should be deleted because it is vague and it lacks any cited authority or source references. The phrases, "some believe that a company with good governance will perform better over time," "others see good governance as a means of reducing risk" and "they believe it decreases the likelihood of bad things happening to a company" are merely hollow statements. It is unclear if these statements are the Proponent's own opinion or someone else's opinion. If this is the Proponent's own opinion, then the sentences should be recast as such. On the other hand, if it is someone else's opinion, then the statements must include an accurate and complete citation in order not to be misleading. As presented, the statements are uncorroborated statements of fact and they should be deleted because they are misleading. More fundamentally, the statements are irrelevant and confusing because there is no relationship established between the statements and the Proposal. The Staff recently directed Mr. Chevedden to correct these statements in two No-Action Letters, stating "specifically identify the persons or entities referenced in the sentences that begin 'Some believe that a company ...' and end '... bad things happening to a company' and provide factual support in the form of a citation to a specific source." See Hewlett-Packard Company (available December 17, 2002) and UST Inc. (available December 26, 2002). In accordance with the Staff's recently expressed view, this paragraph should be revised or excluded in its entirety as materially false or misleading under Rule 14a-8(i)(3).

Fifth, the statement "Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills" from the third paragraph of the supporting statement is misleading, despite the fact that there is a citation reference to the Wall Street Journal. Although the Proponent includes a citation reference to the Wall Street Journal, this supporting citation is inaccurate because it is not complete. The Proponent should be directed to include the title of the article and the column or page number where the article can be located. Further, the language that is taken from the Wall Street Journal article should appear with quotation marks to make it not misleading.

Even with a corrected reference, the statement is misleading. Fidelity's website states its general policies with respect to shareholder rights plans, but such general policies may not be imputed to this Proposal. Fidelity, in accordance with a longstanding policy, doesn't disclose how it votes on individual ballot questions. Aaron Lucchetti, "Fidelity Says That it Might Withhold Votes for Directors Favoring Generous Compensation" June 12, 2002 The Wall Street Journal at C1. Therefore, as presented, paragraph three of the supporting statement is materially false and misleading and it should be deleted.

Sixth, the website address included in the paragraph entitled "Council of Institutional Investors Recommendation" should be deleted because it is misleading. The Staff has articulated that website addresses may be excluded from supporting statements because information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Division of Corporate Finance, Staff Legal Bulletin No. 14 (available July 13, 2001). The Council of Institutional Investors' website includes an exhaustive list of the Council's goals and its corporate governance initiatives. These goals and policies expand far beyond the topic of the Proponent's Proposal. Further, the Council of Institutional Investors' website contains an entire section of press releases, a list of its members, its membership policy and its meeting schedule through the year 2004. These substantive and administrative matters far exceed the scope of the subject matter of the Proposal and, therefore, should be excluded as materially false or misleading under Rule 14a-8(i)(3).

The Staff has extensive knowledge of Mr. Chevedden's proposals relating to this topic and it has consistently agreed that the inclusion of the website address for the Council of Institutional Investors, www.cii.org, is materially false and misleading. See e.g., Pharmacia Corporation (available March 7, 2002); Sabre Holdings Corporation (available, March 18, 2002); Exxon Mobil Corporation (available March 26, 2002); The Boeing Company (available March 2, 2002); and Bristol Myers Squibb Company, (available March 4, 2002). The Staff recently directed Mr. Chevedden "to revise the reference to www.cii.org" in two No-Action Letters. See Hewlett-Packard Company (available December 17, 2002); and Allegheny Energy, Inc. (available December 24, 2002). Therefore, the Company believes that the website address may be properly excluded before the Proposal is included in our Proxy Materials pursuant to Rule 14a-8(i)(3).

Seventh, the statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" is misleading. No citation authority is presented for this statement so it is unclear if these statements are the Proponent's own opinion or someone else's opinion. If this is the Proponent's own opinion, then the sentences should be recast as such. On the other hand, if it is someone else's opinion, then the statements must include an accurate and complete citation in order not to be misleading. As presented, the statements are uncorroborated assertions and they should be deleted because they are misleading. The Staff has previously required proponents submitting similar proposals to substantiate the identity of such "various companies." See Boeing Company (available March 2, 2002) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); Pharmacia Corporation (available March 7, 2002) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); Sabre Holdings Corporation (available, March 18, 2002) (requiring the proponent to provide citations to "various companies" before such reference could be included in a proposal); and Exxon Mobil Corporation (available March 26, 2002) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal). The Staff recently directed Mr. Chevedden to correct this statement in a No-Action Letter issued on December 17, 2002. See Hewlett-Packard Company (available December 17, 2002).

Eighth, the statement that "[t]his includes Columbia/HCA, McDermott International and Bausch & Lomb" is misleading because it is an unsubstantiated statement presented as fact. As is discussed in the paragraph immediately above, the Staff has previously required proponents to substantiate the identity of such "various companies." See Sabre Holdings Corporation (available, March 18, 2002); and Hewlett-Packard Company (available December 17, 2002). Simply including three company names without providing an accurate citation or other documentation is misleading because it may lead a stockholder to assume that this particular proposal has been adopted by these three companies. Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, which is unrelated to the statement itself, is simply misleading. See Pharmacia Corporation (available March 7, 2002) (deleting references to success of stockholder right to vote resolutions at other companies); Minnesota Mining and Manufacturing Company (available March 18, 2002) (deleting references to success of stockholder right to vote resolutions at other companies); Sabre Holdings Corporation (available, March 18, 2002) (deleting references to success of stockholder right to vote resolutions at other companies); Exxon Mobil Corporation (available March 26, 2002) (deleting references to success of stockholder right to vote resolutions at other companies); UST Inc. (available December 26, 2002) (deleting references to success of stockholder right to vote resolutions at other companies); and Hewlett-Packard Company (available December 17, 2002) (deleting references to success of stockholder right to vote resolutions at other companies). The failure of the Proponent to provide accurate information and complete citations renders the statement "this includes Columbia/HCA, McDermott International and Bausch & Lomb" misleading and it may be excluded from our Proxy Materials pursuant to Rule 14a-8(i)(3).

Ninth, the phrase "Yes on 3" should be excluded because it is misleading and it is neither a supporting statement nor part of the Proposal. The phrase is misleading because a stockholder could improperly conclude that the Company included this heading and is advocating that a stockholder vote yes on this proposal. Therefore, this phrase "Yes on 3" should be deleted from our Proxy Materials.

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: John Chevedden, as representative for Chris Rossi
Chris Rossi
Jeremiah Thomas, Esq.

Exhibit A

John Chevedden's Proposal, as representative for Chris Rossi

Attached hereto as separate PDF attachment

Chris Rossi
P.O. Box 249
Boonville, CA 95415

Mr. William Harrison, Jr
Chairman
J.P. Morgan Chase & Co. (JPM)
270 Park Avenue
New York, NY 10017
Phone: (212) 270-6000, 800
Fax: (212) 270-1648
Email: marketing and communications@jpmorganchase.com

Dear Mr. Harrison,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi 10/01/02

Chris Rossi Custodian for
Victor Rossi

cc: Anthony J. Horan
FX: 866/831-8350

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

J.P. Morgan Chase & Co. (JPM)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Chris Rossi

Ladies and Gentlemen:

This letter addresses the aggressive and contrived company no action request to suppress an established corporate governance proposal topic.

To address the company questions, passages in the shareholder proposal are numbered and a corresponding number is marked on the attached supporting exhibit. On certain numbered items additional information is included below.

1) The company seems to claim that good corporate governance principles flip flop from one company to another.

2) The proposal text is believed appropriately worded for contingencies outside the proponent's control. The company has failed to describe how any proponent could determine with certainty whether the company will adopt a poison pill in the 5 months leading up to the annual meeting.

3) The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewitt-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The "2001 Harvard Business School study" is an accurate statement which focuses on the source for the expertise and methodology of this study. This is of prime importance to shareholders. It is more relevant for shareholders to know the professional affiliations of the authors of the study, as compared to the name of each author.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

In the Harvard Report "poison pills" is the first index item described. The poison pill is the first item note in the *Financial Times* November 9, 2001 article on the report.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

6) The company comments on "irrelevant" would seem to apply only to a website not focused on corporate governance, such as a website primarily focused on a scientific field.

7) Item 7 is supported by the item 8 exhibit.

9) The company claim on "Yes on 3" is an unsupported speculation and is an affront to common sense.

Further support for the proposal text is based on *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The company does not address whether it fits to this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Chris Rossi

William Harrison, Jr.
Chairman

IRRC

Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

3

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

1997

The Three Stages of Activism

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — dominate the third and current stage of institutional activism.



John Wilcox: In the third stage.

Activists' goals, as well as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defined role as corporate overseers. The annual publication of the Council of [redacted] vestors' "Focus 20" list of targeted underperformers is one of many such governance media events....Activism's growing focus on financial performance has [redacted] both the dialogue and the level of cooperation between companies and large activist institutions.

— **John Wilcox**, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

• Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture upside, long-term potential.

• Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.

• Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

In the debate over corporate governance, and how to make corporate boards and managements more effective and responsive to long-term shareholder interests, we usually look to board structures, compensation patterns, independent oversight, and the like. The debate has thus far been waged without so much as a nod toward the day-in, day-out impact of our accounting standards. I will suggest that good financial accounting, the extensive disclosures mandated most often in the English-speaking world, and notably in the U.S., is an often overlooked but powerful tool for enhancing corporate performance. Our disclosure policies were adopted in order to make Wall Street fair and efficient. They also give substance to shareholder rights by providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been a most efficient and effective mechanism for inducing managers to manage better. It provides the brightest light and the most objective, detailed, and textured portrait of managerial performance. Without it, neither the financial press, nor shareholders, nor markets could scrutinize that performance, except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— **Louis Lowenstein**, *professor emeritus of law and finance at Columbia University, in "A Governance Tool that Really Works" [Fall 1997]. Prior to joining the Columbia faculty in 1980, he was president of Supermarkets General Corp.*

4

Portrait by Jean Kristie

A Mutual-Fund Giant Is Stalking Excessive Pay --- Fidelity Says That It Might Withhold Votes for Directors Favoring Generous Compensation

Wall Street Journal; New York, N.Y.; Jun 12, 2002; By Aaron Lucchetti;

NAICS: **523920** *NAICS:* **523120** *NAICS:* **525110** *NAICS:* **525910**

Edition: Eastern edition
Column Name: Fund Track
Start Page: C.1
ISSN: 00999660
Subject Terms: Shareholder relations
Mutual funds
Fund track (wsj)
Executive compensation
Companies: Fidelity Investments *NAICS:* **523920** *NAICS:* **523120** *NAICS:* **525110** *NAICS:* **525910**

Abstract:

*One avenue that **Fidelity** is considering is to withhold its **votes** for corporate directors that have approved executive compensation plans deemed overly generous by **Fidelity**. Shareholders don't have the option of voting against board nominees, but they can withhold their ballots or sometimes **vote** for rival slates of directors to those backed by management.*

*While withholding **votes** can send a protest message to company managements, such moves have little more than symbolic value because the management's slate invariably is elected, some critics contend. **Fidelity's vote** could have more impact, they add, if it also publicly identified companies whose executive compensation it deems excessive. But **Fidelity**, in accordance with a longstanding policy, doesn't disclose how it **votes** on individual ballot questions, a practice that isn't expected to change.*

*Mr. [Eric Roiter] said a small minority of **Fidelity's votes** against management actually involve withholding support for directors. Since the 1980s, **Fidelity** has **withheld** support for directors at companies that have approved poison pills -- anti-takeover measures that shareholders generally dislike - and those who grant departing executives with large compensation packages, or golden parachutes.*

Full Text:

FIDELITY INVESTMENTS HAS a message for companies that it feels overpay their top executives: Enough already!

"We're concerned about grossly excessive CEO compensation," says Eric Roiter, general counsel at Fidelity Management & Research Co., the investme arm of the giant Fidelity Investments mutual-fund company that oversees more than $800 billion in assets. While changes aren't imminent, and may not even happen at all, the fund firm is reviewing how to use its ballots in shareholder votes to protest outsize corporate pay packages, according to Mr. Roit

One avenue that Fidelity is considering is to withhold its votes for corporate directors that have approved executive compensation plans deemed overly generous by Fidelity. Shareholders don't have the option of voting against board nominees, but they can withhold their ballots or sometimes vote for riva slates of directors to those backed by management.

While withholding votes can send a protest message to company managements, such moves have little more than symbolic value because the management's slate invariably is elected, some critics contend. Fidelity's vote could have more impact, they add, if it also publicly identified companies whose executive compensation it deems excessive. But Fidelity, in accordar gstanding policy, doesn't disclose how it votes on individual bal questions, a practice that isn't expected to change.

5

"The direct result of a withheld vote is nothing," says Sarah Teslik, executiv the Council of Institutional Investors, an activist group consisting mostly of public-employee and labor pension funds. While a vote of no-confidence from a large shareholder like Fidelity gets directors' attention, she say Fidelity funds "could do more if they announced their decisions," which could then encourage other shareholders to take similar actions against excessiv

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
    a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
    b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
    c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
    d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
    e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This polic[illegible]t apply if the resolution requested the sale of the company and within the past six months the bo[illegible]ed an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

CSR News
Definitions
Free Publications
Labor's Money
Links

Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."

The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index

the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest

3 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 8, 2003

The proposal recommends that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that J.P. Morgan Chase may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";

- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . company performance from 1990 to 1999";

- specifically identify the entities referenced in the sentences that begin "Some believe that a company . . ." and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source;

- revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced;

- delete the word "various" from the sentence that begins "In recent years . . ." and ends ". . . approval for their poison pill"; and

- delete the phrase "and Bausch & Lomb" from the sentence that begins "This includes Columbia/HCA . . ." and ends ". . . Bausch & Lomb."

Accordingly, unless the proponent provides J.P. Morgan Chase with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if J.P. Morgan Chase omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor